Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK stock code: 6883)

UNAUDITED RESULTS FOR THE THIRD QUARTER OF 2012

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today released its unaudited financial results for the third quarter of 2012, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) – which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the third quarter of 2012 was US$1,010.8 million, representing a decrease of approximately 4% from US$1,056.0 million for the comparable period in 2011. The decline in net revenue was primarily attributable to lower group-wide rolling chip volumes, partially offset by a significant increase in revenues in the mass market segments at City of Dreams.

Adjusted EBITDA(1) was US$226.4 million for the third quarter of 2012, as compared to Adjusted EBITDA of US$240.3 million in the third quarter of 2011. The 6% year-over-year decline in Adjusted EBITDA in the third quarter of 2012 was driven by lower group-wide rolling chip volumes together with a lower blended rolling chip win rate, partially offset by strong improvements in our mass market table games and gaming machine segments together with our ongoing commitment to control costs.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the third quarter of 2012 was US$104.9 million, or US$0.19 per ADS, compared with net income attributable to Melco Crown Entertainment of US$113.3 million, or US$0.21 per ADS, in the third quarter of 2011. The year-over-year decline in net income was primarily a result of the amortization of land use right at Studio City, development costs for the Philippines project, as well as lower group-wide rolling chip volumes and win rate, partially offset by improvements within the mass market gaming segments and reduced non-operating expenses, including lower net interest costs and one-off listing expenses for the Hong Kong dual listing. The net loss attributable to non-controlling interests during the third quarter of 2012 of US$4.4 million was related to Studio City, as compared to US$2.1 million in the third quarter of 2011.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We have delivered yet another impressive quarter of operating results, with strong year-over-year improvements in operating metrics in our mass market segments at City of Dreams providing us with greater earnings stability, particularly during a period of slowing market growth in the rolling chip segment.

“Altira Macau’s underlying operating performance has stabilized following the implementation of our successful table optimization strategy. We are focused on fully leveraging this unique and luxurious property, ensuring we maximize its strong potential and drive long term value.

“We also continue to make meaningful progress on our pipeline of development opportunities. In relation to Studio City, we have made significant construction progress, with our piling and foundation work nearly completed, and we have now engaged our main contractor on a fixed price contract basis, giving us greater certainty and control over the project’s cost. We also reached a major milestone in relation to the funding for Studio City, with our senior secured credit facilities now in syndication following the recent signing of a commitment letter. We anticipate that our debt financing package, once finalized, together with cash equity contributions from the shareholders of Studio City, will provide us a fully funded project.

“We also recently signed a cooperation agreement regarding the development and operation of an integrated entertainment and casino complex in the Philippines, further solidifying the key terms and conditions of this exciting development. We believe the Philippines market offers a unique opportunity to generate an incremental and diversified earnings stream while also providing us a platform for further expansion throughout Asia, allowing us to capitalize on future opportunities to drive long term shareholder value.

“To ensure we have maximum flexibility as it relates to our funding options, we recently completed a consent solicitation on our existing senior notes which enabled us to, among other things, release an additional US$400 million from the restricted payments basket, giving us the ability to more efficiently use our available cash to fund our impressive development opportunities.

“We believe that Macau will continue to benefit and be supported by long term growth in China. The leisure and tourism industry in Macau is expected to benefit from the anticipated increase in discretionary spending, as China continues its shift to a more consumer-led and focused economy. In light of the anticipated growth in Macau and strong support for this industry from the Macau Government, including those in the form of substantial improvements in infrastructure and a measured and sustainable approach to future growth, our confidence in Macau remains strongly intact.”

City of Dreams Third Quarter Results

For the third quarter of 2012, net revenue at City of Dreams was US$747.4 million compared to US$687.2 million in the third quarter of 2011. City of Dreams generated Adjusted EBITDA of US$204.0 million in the third quarter of 2012, representing an increase of 20% compared to US$170.5 million in the comparable period of 2011.

The year-over-year improvement in Adjusted EBITDA was primarily a result of strong improvements in the mass market segments, including a 30% year-over-year increase in mass table games gross gaming revenue, partially offset by a decline in rolling chip volumes.

Rolling chip volume for the third quarter of 2012 was US$19.5 billion, representing a decrease of 4% when compared to rolling chip volume of US$20.3 billion for the comparable period of 2011. The rolling chip win rate was 3.2% in the third quarter of 2012 versus 3.1% in the third quarter of 2011. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased 22% to US$889.8 million compared with US$730.8 million in the third quarter of 2011. The mass market table games hold percentage was 27.4% in the third quarter of 2012 compared to 25.5% in the third quarter of 2011. At City of Dreams, we expect our mass market table games hold percentage to range from 25%–30%.

Slot handle for the third quarter of 2012 was US$816.3 million, up 54% from US$530.2 million generated in the quarter ended September 30, 2011.

Total non-gaming revenue at City of Dreams in the third quarter of 2012 was US$63.6 million, an increase of 15% from US$55.1 million in the third quarter of 2011. Occupancy per available room in the third quarter of 2012 was 95%, versus 93% in the third quarter of 2011. The average daily rate (“ADR”) in the third quarter of 2012 was US$180 per occupied room, an increase of 6% when compared with US$170 in the third quarter of 2011.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2012, net revenue at Altira Macau was US$215.7 million compared to US$329.0 million in the third quarter of 2011. Altira Macau generated Adjusted EBITDA of US$29.8 million in the third quarter of 2012 compared with Adjusted EBITDA of US$78.9 million in the third quarter of 2011, a decline of 62%. The decrease in Adjusted EBITDA was driven by a lower rolling chip win rate together with reduced rolling chip volumes.

Rolling chip volume totaled US$11.0 billion in the third quarter of 2012 versus US$13.2 billion in the third quarter of 2011. In the third quarter of 2012, the rolling chip win rate was 2.6%, as compared to 3.2% for the comparable period in 2011. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$153.8 million in the third quarter of 2012, an increase of 3% from US$149.9 million generated in the comparable period in 2011. The mass market table games hold percentage was 15.8% in the third quarter of 2012 compared with 15.7% in the third quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15%–17%.

Total non-gaming revenue at Altira Macau in the third quarter of 2012 was US$8.4 million, up from US$7.9 million in the third quarter of 2011. Occupancy per available room in the third quarter of 2012 was 98%, in-line with the comparable period in 2011. ADR was US$215 per occupied room, compared to US$192 in the third quarter of 2011, an increase of 12%.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$35.5 million in the third quarter of 2012, up 13% from US$31.3 million in the third quarter of 2011. Mocha Clubs generated US$9.4 million of Adjusted EBITDA in the third quarter of 2012, an increase of 5% when compared to Adjusted EBITDA of US$8.9 million in the same period in 2011.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,000 in the third quarter of 2012, compared to approximately 1,600 in the comparable period in 2011. The net win per gaming machine per day was US$188 in the quarter ended September 30, 2012, as compared with US$208 in the comparable period in 2011, a decrease of 9%.

Other Factors Affecting Earnings

Total non-operating expense for the third quarter of 2012 was US$24.9 million, which included US$23.7 million in net interest expense and other finance costs of US$3.4 million. There was US$2.6 million of capitalized interest during the third quarter of 2012. The year-on-year decrease in non-operating expenses of US$12.1 million was predominantly due to one-off listing expenses of US$4.2 million for the Hong Kong dual listing recorded in the third quarter of 2011, as well as a US$6.9 million reduction in net interest expense due to lower interest rate swap charges and a lower margin compared to the same period in 2011.

Depreciation and amortization costs of US$94.1 million were recorded in the third quarter of 2012, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$15.8 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily a result of increased amortization of Studio City’s land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of September 30, 2012 totaled US$2.1 billion, including US$364.9 million of restricted cash. Total debt at the end of the third quarter of 2012 was US$2.4 billion, and total net debt to shareholders’ equity as of September 30, 2012 was 7%.

Capital expenditures for the third quarter of 2012 were US$106.9 million, which primarily related to the acquisition of corporate assets and various projects at City of Dreams, as well as design and preliminary costs associated with Studio City.

Nine Months’ Results

For the nine months ended September 30, 2012, Melco Crown Entertainment reported net revenue of US$2,976.2 million versus US$2,822.5 million in the nine months ended September 30, 2011. The year-over-year increase in net revenue was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the gaming machines segment, partially offset by lower group-wide rolling chip volumes.

Adjusted EBITDA for the first nine months of 2012 was US$672.7 million, as compared with an Adjusted EBITDA of US$577.9 million in the first nine months of 2011. The year-over-year improvements in Adjusted EBITDA was primarily attributable to substantially improved mass table games and gaming machine revenues together with strict cost control focus, partially offset by lower group-wide rolling chip revenue.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the nine months of 2012 was US$309.2 million, or US$0.56 per ADS, compared with net income attributable to Melco Crown Entertainment of US$187.1 million, or US$0.35 per ADS, in the comparable period of 2011.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the third quarter of 2012 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which differ in certain aspects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its third quarter 2012 financial results on November 7, 2012 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	63860593

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses and loss on extinguishment of debt. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Macau, November 7, 2012

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$972,530	$1,017,780	$2,869,364	$2,710,141
Rooms	29,379	26,491	86,847	75,814
Food and beverage	18,767	15,221	51,463	44,550
Entertainment, retail and others	25,571	22,207	68,598	63,386

Gross revenues	1,046,247	1,081,699	3,076,272	2,893,891
Less: promotional allowances	(35,415)	(25,742)	(100,070)	(71,392)

Net revenues	1,010,832	1,055,957	2,976,202	2,822,499

OPERATING COSTS AND EXPENSES
Casino	(705,967)	(733,333)	(2,067,665)	(2,007,096)
Rooms	(3,669)	(4,857)	(11,255)	(13,881)
Food and beverage	(6,633)	(8,470)	(20,998)	(25,013)
Entertainment, retail and others	(15,133)	(14,378)	(45,897)	(43,536)
General and administrative	(55,518)	(57,221)	(164,149)	(161,535)
Pre-opening costs	(1,551)	(207)	(4,851)	(1,492)
Development costs	(3,345)	—	(3,913)	(1,110)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(15,797)	(10,743)	(44,115)	(20,506)
Depreciation and amortization	(63,966)	(65,106)	(196,094)	(193,242)
Property charges and others	(426)	—	(4,042)	(1,025)

Total operating costs and expenses	(886,314)	(908,624)	(2,605,907)	(2,511,364)

OPERATING INCOME	$124,518	$147,333	$370,295	$311,135

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NON-OPERATING EXPENSES
Interest expenses, net	$(23,725)	$(30,656)	$(69,787)	$(84,652)
Other finance costs	(3,368)	(3,386)	(10,350)	(12,067)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	3,294	363	3,294
Foreign exchange gain (loss), net	1,710	(2,747)	3,349	(2,556)
Listing expenses	—	(4,160)	—	(4,160)
Other income, net	510	725	1,644	2,789
Loss on extinguishment of debt	—	—	—	(25,193)

Total non-operating expenses	(24,873)	(36,930)	(74,781)	(126,855)

INCOME BEFORE INCOME TAX	99,645	110,403	295,514	184,280

INCOME TAX CREDIT	823	799	1,865	730

NET INCOME	100,468	111,202	297,379	185,010
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,401	2,100	11,843	2,100

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$104,869	$113,302	$309,222	$187,110

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.064	$0.071	$0.188	$0.117

Diluted	$0.063	$0.070	$0.187	$0.116

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.191	$0.212	$0.564	$0.351

Diluted	$0.190	$0.210	$0.560	$0.348

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,646,073,794	1,601,261,780	1,644,954,427	1,600,181,191

Diluted	1,658,032,982	1,615,555,907	1,657,593,494	1,613,038,355

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,737,132	$1,158,024
Restricted cash	364,896	—
Accounts receivable, net	273,348	306,500
Amounts due from affiliated companies	349	1,846
Amount due from a shareholder	1	6
Income tax receivable	7	—
Inventories	15,346	15,258
Prepaid expenses and other current assets	33,031	23,882

Total current assets	2,424,110	1,505,516

PROPERTY AND EQUIPMENT, NET	2,670,921	2,655,429
GAMING SUBCONCESSION, NET	556,577	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	70,912	72,858
RESTRICTED CASH	—	364,807
DEFERRED TAX ASSETS	97	24
DEFERRED FINANCING COSTS	33,379	42,738
LAND USE RIGHTS, NET	1,005,780	942,968

TOTAL	$6,847,911	$6,269,980

	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$11,324	$12,023
Accrued expenses and other current liabilities	766,247	588,719
Income tax payable	2,011	1,240
Current portion of long-term debt	787,949	—
Amounts due to affiliated companies	971	1,137

Total current liabilities	1,568,502	603,119

LONG-TERM DEBT	1,580,345	2,325,980
OTHER LONG-TERM LIABILITIES	6,168	27,900
DEFERRED TAX LIABILITIES	67,158	70,028
LAND USE RIGHTS PAYABLE	71,358	55,301

SHAREHOLDERS’ EQUITY
Ordinary shares	16,581	16,531
Treasury shares	(119)	(106)
Additional paid-in capital	3,232,566	3,223,274
Accumulated other comprehensive losses	(1,014)	(1,034)
Retained earnings (accumulated losses)	26,712	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,274,726	2,956,155
Noncontrolling interests	279,654	231,497

Total equity	3,554,380	3,187,652

TOTAL	$6,847,911	$6,269,980

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income Attributable to MelcoCrown Entertainment Limited	$104,869	$113,302	$309,222	$187,110
Pre-opening Costs	1,551	207	4,851	1,492
Development Costs	3,345	—	3,913	1,110
Property Charges and Others	426	—	4,042	1,025
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	—	4,310
Change in fair value of interest rate swap agreements	—	(3,294)	(363)	(3,294)
Loss on extinguishment of debt	—	—	—	25,193

Adjusted Net Income Attributable to MelcoCrown Entertainment Limited	$110,191	$110,215	$321,665	$216,946

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.067	$0.069	$0.196	$0.136

Diluted	$0.066	$0.068	$0.194	$0.134

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.201	$0.206	$0.587	$0.407

Diluted	$0.199	$0.205	$0.582	$0.403

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,646,073,794	1,601,261,780	1,644,954,427	1,600,181,191

Diluted	1,658,032,982	1,615,555,907	1,657,593,494	1,613,038,355

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$21,674	$5,865	$147,757	$(11,912)	$(38,866)	$124,518

Pre-opening Costs	—	—	715	836	—	1,551
Development Costs	—	—	—	—	3,345	3,345
Depreciation and Amortization	8,118	3,224	55,141	10,883	16,706	94,072
Share-based Compensation	28	38	150	—	2,254	2,470
Property Charges and Others	—	224	202	—	—	426

Adjusted EBITDA	29,820	9,351	203,965	(193)	(16,561)	226,382
Corporate and Other Expenses	—	—	—	—	16,561	16,561

Adjusted Property EBITDA	$29,820	$9,351	$203,965	$(193)	$—	$242,943

	Three Months Ended September 30, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$69,342	$6,127	$113,581	$(5,999)	$(35,718)	$147,333

Pre-opening Costs	—	197	10	—	—	207
Depreciation and Amortization	9,525	2,554	56,663	5,862	15,554	90,158
Share-based Compensation	81	47	215	—	2,218	2,561

Adjusted EBITDA	78,948	8,925	170,469	(137)	(17,946)	240,259
Corporate and Other Expenses	—	—	—	—	17,946	17,946

Adjusted Property EBITDA	$78,948	$8,925	$170,469	$(137)	$—	$258,205

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$242,943	$258,205
Corporate and Other Expenses	(16,561)	(17,946)

Adjusted EBITDA	226,382	240,259
Pre-opening Costs	(1,551)	(207)
Development Costs	(3,345)	—
Depreciation and Amortization	(94,072)	(90,158)
Share-based Compensation	(2,470)	(2,561)
Property Charges and Others	(426)	—
Interest and Other Non-Operating Expenses, Net	(24,873)	(36,930)
Income Tax Credit	823	799

Net Income	100,468	111,202
Net Loss Attributable to Noncontrolling Interests	4,401	2,100

Net Income Attributable to Melco Crown Entertainment Limited	$104,869	$113,302

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2012
	Altira Macau (Unaudited)	Mocha (Unaudited)	City of Dreams (Unaudited)	Studio City (Unaudited)	Corporate and Other (Unaudited)	Total (Unaudited)

Operating Income (Loss)	$84,059	$17,480	$412,344	$(31,760)	$(111,828)	$370,295

Pre-opening Costs	—	16	2,845	1,990	—	4,851
Development Costs	—	—	—	—	3,913	3,913
Depreciation and Amortization	26,749	9,730	169,725	29,375	47,558	283,137
Share-based Compensation	76	100	376	—	5,950	6,502
Property Charges and Others	—	671	957	—	2,414	4,042

Adjusted EBITDA	110,884	27,997	586,247	(395)	(51,993)	672,740
Corporate and Other Expenses	—	—	—	—	51,993	51,993

Adjusted Property EBITDA	$110,884	$27,997	$586,247	$(395)	$—	$724,733

	Nine Months Ended September 30, 2011
	Altira Macau (Unaudited)	Mocha (Unaudited)	City of Dreams (Unaudited)	Studio City (Unaudited)	Corporate and Other (Unaudited)	Total (Unaudited)

Operating Income (Loss)	$164,101	$22,112	$238,283	$(5,999)	$(107,362)	$311,135

Pre-opening Costs	35	197	1,260	—	—	1,492
Development Costs	—	—	—	—	1,110	1,110
Depreciation and Amortization	28,763	7,852	167,690	5,862	46,509	256,676
Share-based Compensation	181	128	588	—	5,520	6,417
Property Charges and Others	—	25	—	—	1,000	1,025

Adjusted EBITDA	193,080	30,314	407,821	(137)	(53,223)	577,855
Corporate and Other Expenses	—	—	—	—	53,223	53,223

Adjusted Property EBITDA	$193,080	$30,314	$407,821	$(137)	$—	$631,078

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2012	2011
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$724,733	$631,078
Corporate and Other Expenses	(51,993)	(53,223)

Adjusted EBITDA	672,740	577,855
Pre-opening Costs	(4,851)	(1,492)
Development Costs	(3,913)	(1,110)
Depreciation and Amortization	(283,137)	(256,676)
Share-based Compensation	(6,502)	(6,417)
Property Charges and Others	(4,042)	(1,025)
Interest and Other Non-Operating Expense, Net	(74,781)	(126,855)
Income Tax Credit	1,865	730

Net Income	297,379	185,010
Net Loss Attributable to Noncontrolling Interests	11,843	2,100

Net Income Attributable to Melco Crown Entertainment Limited	$309,222	$187,110

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Room Statistics:
Altira Macau
Average daily rate (3)	$215	$192	$219	$196
Occupancy per available room	98%	98%	97%	97%
Revenue per available room (4)	$210	$188	$213	$191

City of Dreams
Average daily rate (3)	$180	$170	$183	$170
Occupancy per available room	95%	93%	92%	90%
Revenue per available room (4)	$171	$159	$168	$154

Other Information:
Altira Macau
Average number of table games	172	200	182	204
Table games win per unit per day (5)	$19,895	$24,621	$19,645	$22,759

City of Dreams
Average number of table games	447	424	443	419
Average number of gaming machines	1,475	1,435	1,410	1,340
Table games win per unit per day (5)	$21,094	$20,962	$20,636	$18,907
Gaming machines win per unit per day (6)	$278	$260	$305	$277

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points